FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For June 22, 2015

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces Fourth Quarter 2015 Results

-  Company Announces Fourth Quarter Cash Dividend of $0.035 Per Share -

FOR IMMEDIATE RELEASE

MACAO (June 22, 2015) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal fourth quarter ended March 31, 2015.

Net sales for the fourth quarter ended March 31, 2015 were $8.1 million, an increase of 2.3% compared to net sales of $7.9 million for the same quarter ended March 31, 2014. Net sales increased by 29.6% to $4.5 million in the Company’s plastic segment and decreased by 19.3% to $3.6 million in the electronic and metallic segment. The operating loss in the fourth quarter was $0.7 million, compared to an operating loss of $3.0 million for the same quarter of fiscal 2014.

Total gross margin increased to 11.5% in the fourth quarter ended March 31, 2015 compared to 2.5% in the same quarter last year.  Gross profit margin in the plastic segment increased to 22.8% of net sales for the fourth quarter of fiscal 2015 compared to 13.1% of net sales for the same quarter of last fiscal year.   The increase in gross profit and margin in the plastic segment was mainly due to decreases in raw materials cost and depreciation expense as a percentage of sales, offsetting an increase in labor cost and factory overheads.  The improvement in gross loss and margin in the electronic and metallic segment was mainly attributed to decreases in raw materials cost, offsetting an increase in labor cost as a percentage of sales.

The Company reported net income of $0.01 million for the fourth quarter ended March 31, 2015 compared to a net loss of $3.1 million for the quarter ended March 31, 2014.  Deswell reported basic and diluted income per share of $0.00 for the fourth quarter of fiscal 2015 (based on 16,056,000 and 16,056,000 weighted average shares outstanding, respectively), compared to basic and diluted loss per share of ($0.19) (based on 16,257,000 and 16,257,000 weighted average shares outstanding, respectively), for the quarter ended March 31, 2014.

Net sales for the year ended March 31, 2015 were $38.1 million, a decrease of 7.0%, compared to sales of $40.9 million for the corresponding period in fiscal 2014.  Operating loss for the year ended March 31, 2015 was $5.1 million, compared to operating loss of $7.2 million for fiscal 2014.  The Company reported a net loss of $2.8 million in fiscal 2015, compared to net loss of $7.5 million for the year ended March 31, 2014.  Deswell reported basic and diluted net loss per share of ($0.17) for fiscal 2015, (based on 16,056,000 and 16,056,000 weighted average share outstanding, respectively), compared to basic and diluted loss per share of ($0.46) (based on 16,186,000 and 16,186,000 weighted average shares outstanding, respectively), for the prior fiscal year.

The Company's balance sheet remained strong at the end of the fourth quarter of fiscal 2015, with $14.3 million in cash and cash equivalents at March 31, 2015 compared to $23.2 million at March 31, 2014.  Working capital totaled $45.9 million as of March 31, 2015, versus $50.9 million as of March 31, 2014.  Furthermore, the Company has no long-term or short-term borrowings as of March 31, 2015.

Mr. Edward So, Chief Executive Officer, commented, “During the quarter we achieved a modest increase in revenues as a result of the continued efforts of our sales team to find new opportunities with our existing customers and to develop new customer relationships.  We continue to focus on collaborating with our customers on new products, and while it’s taken longer than anticipated to reach the launch date for some of these products, our increased involvement in R&D is shortening that process.  We are making continuous efforts to control costs, and as a result we’ve seen a decrease in raw materials expense.”

Fourth Quarter Dividends
The Company also announced that on June 22, 2015 its board of directors declared a cash dividend of $0.035 per share for the fiscal fourth quarter ended March 31, 2015.  The dividend will be payable on July 16, 2015 to shareholders of record as of June 26, 2015.

About Deswell
Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include Vtech Telecommunications Ltd. and Lenbrook Industries, Ltd.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)
	March 31,	March 31,
	2015	2014
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$14,325	$23,278
Fixed deposits maturing over three months	9,911	11,258
Marketable securities (note 2)	9,803	5,303
Available-for-sale securities (note 2)	1,676	1,643
Accounts receivable, net	9,577	7,926
Inventories (note 4)	10,828	11,012
Prepaid expenses and other current assets	2,120	1,474
Total current assets	58,240	61,894
Property, plant and equipment - net	36,598	38,742
Time depositis maturing over twelve months	1,601	-
Total assets	$96,439	$100,636

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$3,348	$2,665
Accrued payroll and employee benefits	4,228	4,391
Customer deposits	2,450	1,780
Other accrued liabilities	1,201	1,237
Income taxes payable	345	262
Deferred income tax liabilities	804	691
Total current liabilities	12,376	11,026

Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
shares issued and outstanding as of March 31, 2015 and
March 31, 2014 - 16,056,239;	53,063	53,063
Additional paid-in capital	5,492	5,293
Accumulated other comprehensive income	5,378	5,345
Retained earnings	20,130	25,909
Total shareholders' equity	84,063	89,610
Total liabilities and shareholders' equity	$96,439	$100,636

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS &
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
(U.S. dollars in thousands, except per share data )

	Quarter ended		Year ended
	March 31,		March 31,
	2015	2014	2015	2014

Net sales	$8,126	$7,944	$38,077	$40,932
Cost of sales	7,192	7,745	34,641	37,788
Gross profit	934	199	3,436	3,144
Selling, general and administrative expenses	2,140	2,239	9,203	10,327
Other income (expense), net	463	(946)	613	(62)
Operating loss	(743)	(2,986)	(5,154)	(7,245)
Non-operating income, net (note 3)	804	128	2,554	379
Income (Loss) before income taxes	61	(2,858)	(2,600)	(6,866)
Income taxes	48	263	208	624
Net income (loss) attributable to Deswell Industries, Inc.	$13	$(3,121)	$(2,808)	$(7,490)

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities	$(12)	$99	$33	$57
Comprehensive income (loss) attributable to Deswell Industries, Inc.	$1	$(3,022)	$(2,775)	$(7,433)

Net income (loss) per share attributable to
Deswell Industries, Inc. (note 5)
Basic:

Net income (loss) per share	$0.0008	$(0.19)	$(0.17)	$(0.46)
Weighted average common shares outstanding
shares (in thousands)	16,056	16,257	16,056	16,186

Diluted:
Net income (loss) per share	$0.0008	$(0.19)	$(0.17)	$(0.46)
Weighted average number of shares
outstanding (in thousands)	16,056	16,257	16,056	16,186

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

(U.S. dollars in thousands )	Year ended
	March 31,
	2015	2014
Cash flows from operating activities :
Net income (loss)	$(2,808)	$(7,490)
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	2,824	3,621
(Reversal of) provision for doubtful accounts	73	(19)
Allowances for obsolete inventories	341	134
Impairment of property, plant and equipment	-	490
Gain on disposal of property, plant and equipment	(766)	(392)
Unrealized holding (gain) loss on marketable securities	(954)	865
Realized (gain) on disposal of marketable securities	(102)	-
Impaiment loss on goodwill	-	392
Stock-based compensation	199	-
Deferred tax	115	277
Changes in operating assets and liabilities :
Accounts receivable	(1,724)	384
Inventories	(157)	230
Prepaid expenses and other current assets	(646)	(322)
Accounts payable	683	(479)
Accrued payroll and employee benefits	(163)	258
Customer deposits	670	526
Other accrued liabilities	(36)	(23)
Income taxes payable	81	(330)
Net cash used in operating activities	(2,370)	(1,878)

Cash flows from investing activities
Purchase of property, plant and equipment	(890)	(853)
Proceeds from disposal of property, plant and equipment,	976	1,086
Purchase of marketable securities	(4,455)	-
Proceeds from disposal of marketable securities	1,011	-
Decrease (Increase) in fixed deposits maturing over three months	1,347	(2,574)
Increase in fixed deposits maturing over twelve months	(1,601)	-
Net cash used in investing activities	(3,612)	(2,341)

Cash flows from financing activities
Dividends paid	(2,971)	(3,615)
Exercised of stock options	-	493
Purchase of Common stock	-	(1,411)
Net cash used in financing activities	(2,971)	(4,533)

Cash effect of exchange rate changes	-	-

Net decrease in cash and cash equivalents	(8,953)	(8,752)
Cash and cash equivalents, at beginning of period	23,278	32,030
Cash and cash equivalents, at end of period	14,325	23,278

Supplementary disclosures of cashflow information:
Cash paid during the period for:
Interest	-	-
Income taxes	6	685

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

 1.       Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at March 31, 2015 and March 31, 2014, the results of operations for the year ended March 31, 2015 and March 31, 2014, and the cash flows for the year ended March 31, 2015 and March 31, 2014.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 11, 2014 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.        Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain (loss) and cost are as follows:

	March 31, 2014
	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities
Equity securities	$5,982	$(679)	$5,303
Available-for-sale securities
Corporate debt securities	$1,614	$29	$1,643

	March 31, 2015
	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities
Equity securities	$9,533	$270	$9,803
Available-for-sale securities
Corporate debt securities	$1,614	$62	$1,676

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized gain (loss) from these marketable securities is included in the non-operating income of the consolidated statement of income (loss).

There was realized gain of $102 from the sale of marketable securities during the quarter ended March 31, 2015.

Available-For-Sale Securities

The Company has investments in corporate bonds that have been classified as available-for-sale and recorded at fair value based upon quoted market prices. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet.

During the quarter ended March 31, 2015, there was no realized gain from the sale of available-for-sale securities.

The contractual maturity of the Corporate bond held at March 31, 2015 was more than 10 years.

3.         Income from Available-For-Sale Securities

For the year ended March 31, 2015, the interest income derived from the available-for-sale securities of $126 and the unrealized gain on available-for-sale securities of $33 have been separately presented as non-operating loss and other comprehensive loss.

4.         Inventories

	March 31,	March 31,
	2015	2014
Inventories by major categories :
Raw materials	$4,963	$5,198
Work in progress	4,437	4,289
Finished goods	1,428	1,525
	$10,828	$11,012

5.         Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income (loss) for the quarter and year ended March 31, 2015 and 2014 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended March 31, 2015 Compared to Quarter Ended March 31, 2014

Net Sales - The Company’s net sales for the quarter ended March 31, 2015 were $8,126,000, an increase of $182,000, or 2.3%, as compared to the corresponding period in fiscal 2014.  The increase in sales was mainly related to the increase in sales of $1,038,000 in our plastic segment, offsetting the decrease of $856,000 in our electronic and metallic segment.  These represent an increase of 29.6% and a decrease of 19.3% respectively, as compared with the net sales from these segments in the corresponding period of the prior fiscal year.

The increase in net sales in our plastic segment was mainly due to an increase in orders from existing customers of $1,458,000 for printing equipment, motor vehicle, telephone and tooling products, offsetting a decrease in orders from other existing customers of $420,000, mainly for office equipment and medical products.   The decrease of net sales in the electronic and metallic segment was largely due to a decrease in orders of $1,635,000 from existing customers for professional audio equipment and home entertainment products, offsetting an increase of $779,000 in sales for professional audio equipment from new customers.

Gross Profit - The gross profit for the quarter ended March 31, 2015 was $934,000, representing a gross profit margin of 11.5%.  This compares with the overall gross profit and gross profit margin of $199,000 or 2.5% for the quarter ended March 31, 2014.

Gross profit in the plastic segment increased by $576,000 to $1,035,000 or 22.8% of net sales, for the quarter ended March 31, 2015, as compared to $459,000 or 13.1% of net sales, for the quarter ended March 31, 2014.  The increase in gross margin in the plastic segment was mainly attributed to the combined effect of decreases in raw materials cost and depreciation, offsetting an increase in labor cost, as compared to the same quarter in the prior year.

Gross loss in the electronic and metallic segment decreased by $159,000 to a gross loss of $101,000 for the quarter ended March 31, 2015, as compared to gross loss of $260,000 for the same period of the last fiscal year. The decrease in gross loss was mainly attributed to decrease in raw materials cost, offsetting an increase in labor cost due to additional allowances, as compared to the same quarter of last fiscal year.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended March 31, 2015 were $2,140,000, as compared to $2,239,000 for the corresponding period of last year.  As a percentage of sales, the SG&A expenses were 26.3% for the quarter ended March 31, 2015, as compared to 28.2% for the same quarter of last fiscal year.

The SG&A expenses in the plastic segment decreased by $190,000 to $1,349,000, or 29.7% of net sales, for the quarter ended March 31, 2015, as  compared to $1,539,000, or 43.9% of net sales for the corresponding period in fiscal 2014. The decrease in SG&A expenses was due to decreases of $219,000 in staff and welfare costs, offsetting an increase of $57,000 in selling expense, as compared with the year-ago quarter.

SG&A expenses in the electronic and metallic segment increased by $91,000 to $791,000, or 22.1% of net sales for the quarter ended March 31, 2015, compared to $700,000, or 15.8% of net sales for the corresponding period in fiscal 2014.  The increase in SG&A expenses for the quarter ended March 31, 2015 was mainly due to the increase of $144,000 in staff cost, offsetting the decrease of $37,000 in selling expenses, as compared with the corresponding quarter in the prior fiscal year.

Other income - Other income was $463,000 for the quarter ended March 31, 2015, as compared to other expense of $946,000 for the quarter ended March 31, 2014.

On a segment basis, other expense attributable to the plastic segment was $44,000 as compared to other expense of $807,000 for the same quarter last year.  The decrease in other expense for the quarter ended March 31, 2015 was mainly due to an exchange loss of $112,000, a provision of $29,000 for doubtful debts and a gain of $97,000 from disposal of fixed assets, as compared to an exchange loss of $247,000 and charges of $490,000 for impairment of property, plant and equipment, and $235,000 for write-down of goodwill in the corresponding year-ago quarter.

Other income attributable to the electronic and metallic segment was $507,000 for the quarter ended March 31, 2015, as compared to other expense of $139,000 for the year-ago quarter. The change in other income for the quarter ended March 31, 2015 was mainly due to a gain of $489,000 on disposal of fixed assets and a provision of $19,000 for doubtful debts, as compared to an exchange loss of $50,000 and a loss on disposal of fixed assets of $155,000, offsetting other income of $31,000 in the corresponding quarter of the prior fiscal year.

Operating loss - Operating loss was $743,000 for the quarter ended March 31, 2015, as compared with operating loss of $2,986,000 for the corresponding quarter in the prior fiscal year.

On a segment basis, the operating loss in the plastic division was $358,000 in the quarter ended March 31, 2015 compared to an operating loss of $1,887,000 in the corresponding period of fiscal 2014.    The improved operating loss in the plastic division was mainly due to an increase in gross margin as well as a decrease in other expense as described above.

Operating loss in the electronic and metallic segment was $385,000 in the quarter ended March 31, 2015 compared to operating loss of $1,099,000 in the corresponding period of fiscal 2014.  The decrease in operating loss in the electronic and metallic segment was mainly due to improvement in gross margin and an increase in other income as described above.

Non-operating income – Non-operating income was $804,000 for the quarter ended March 31, 2015 as compared to non-operating income of $128,000 for the year-ago quarter.  The increase in non-operating income is mainly attributable to an increase of $563,000 on the fair value of marketable securities and a gain of $103,000 on the sale of marketable securities, as compared to the year-ago quarter.

Income Taxes – Income tax for the quarter ended March 31, 2015 was comprised of income tax expense of $19,000 and a deferred tax provision of $29,000, as compared to income tax expense of $84,000 and a deferred tax provision of $179,000 in the corresponding quarter of the prior fiscal year.

On a segment basis, there was income tax expense of $9,000 and a deferred tax provision of $29,000 in the plastic segment for the quarter ended March 31, 2015, as compared to income tax expense of $11,000 and a deferred tax benefit of $16,000 in the year-ago quarter.  Income tax for the electronic and metallic segment for the quarter ended March 31, 2015 was $10,000, as compared to income tax expense of $73,000 and a deferred tax provision of $195,000 in the corresponding quarter of fiscal 2014.

Net income – The Company had net income of $13,000 for the quarter ended March 31, 2015 as compared to net loss of $3,121,000 for the quarter ended March 31, 2014.

Net income for the plastic segment for the quarter ended March 31, 2015 totaled $333,000, as compared to a net loss of $1,753,000 for the corresponding quarter in fiscal 2014.  The increase in net income was mainly the result of increases in gross margin and non-operating income, as well as a decrease in other expense for the quarter as described above.

Net loss for the electronic and metallic segment for the quarter ended March 31, 2015 was $320,000, as compared to net income of $1,368,000 for the corresponding quarter in fiscal 2014.  The decrease in net loss in the electronic and metallic segment was primarily the result of improvement in gross margin as well as a decrease in other expense as described above.

Year Ended March 31, 2015 Compared to Year Ended March 31, 2014

Net Sales - The Company's net sales for the year ended March 31, 2015 were $38,077,000, a decrease of $2,855,000 or 7.0% as compared to $40,932,000 in the corresponding period in fiscal 2014. The decrease was related to an increase in sales revenues of $434,000 in our plastic segment and a decrease of $3,289,000 in our electronic and metallic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue decrease in the plastic segment was due to a decrease in sales orders from existing customers reflecting continued unstable global economic conditions.  The decrease in net sales was related to a decrease of $2,200,000 in orders from existing customers mainly for medical, gaming and baby cutlery products, offsetting an increase of $2,662,000 in orders from existing customers for motor vehicle, office equipment and local sales.

The revenue decrease in the electronic and metallic segment was mainly due to a decrease of $4,713,000 in orders from existing customers for home entertainment products and professional audio instruments, offsetting an increase of $1,425,000 in orders for professional audio equipment from new customers.  The decrease in sales orders was still mainly attributed to the still slow recovery in the American and European economies.

Gross Profit - Gross profit for the year ended March 31, 2015 was $3,436,000, representing a gross profit margin of 9.0%. This compared with the overall gross profit and gross profit margin of $3,144,000 or 7.7% for the year ended March 31, 2014.

Gross profit in the plastic segment increased by $1,080,000 to $3,336,000 or 16.9% of net sales for the year ended March 31, 2015, as compared to $2,256,000 or 11.7% of net sales, for the same period in the prior fiscal year.  The increase in gross margin for the plastic segment was mainly due to decreases, as percentage of net sales, in labor costs resulting from headcount reduction, and in depreciation expense, when compared with last fiscal year.

Gross profit in the electronic and metallic segment decreased by $788,000 to $100,000 or 0.5% of net sales for the year ended March 31, 2015, as compared to $888,000 or 4.1% of net sales, for last fiscal year.  The decrease in gross margin was mainly attributed to an increase in labor cost arising from additional allowances as compared with last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the year ended March 31, 2015 were $9,203,000 or 24.2% of total net sales, as compared to $10,327,000 or 25.2% of total net sales for the year ended March 31, 2014. Selling, general and administrative expenses decreased by 1,124,000 or 10.9% in fiscal 2015 compared to last fiscal year.

SG&A expenses in the plastic segment decreased by $917,000 to $5,801,000 or 29.3% of net sales for the year ended March 31, 2015, compared to $6,718,000 or 34.7% of net sales for fiscal 2014. The decrease was primarily related to decreases of $677,000 in staff cost, $83,000 in utility cost, $75,000 in legal and professional fees, $72,000 in local government taxes and $129,000 in depreciation expense, offsetting an increase of $139,000 in stock compensation cost, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic and metallic segment decreased by $207,000 to $3,402,000 or 18.6% of net sales for the year ended March 31, 2015, compared to $3,609,000 or 16.7% of net sales for fiscal 2014. The decrease was mainly due to decreases of $31,000 in staff costs, $91,000 in legal and professional fees, $71,000 in local government taxes and $57,000 in sundry expense, offsetting an increase of $59,000 in stock compensation cost, when compared to prior fiscal year.

Other income - Other income was $613,000 for the year ended March 31, 2015, as compared to other expense of $62,000 in prior fiscal year.

On a segment basis, other income attributable to the plastic segment for the year ended March 31, 2015 was $12,000, as compared to other expense of $370,000 for prior fiscal year. The increase in other income was mainly due to gains on disposal of fixed assets of $259,000 and of $20,000 for materials, offsetting an exchange loss of $170,000 and a provision of $98,000 for doubtful receivables, as compared to charges of $490,000 for impairment of property, plant and equipment and of $235,000 for the write-down of goodwill, offsetting gains of $300,000 from the sale of fixed assets and of $57,000 from the sale of materials during fiscal 2014.

Other income attributable to the electronic and metallic segment for the year ended March 31, 2015 was $601,000, as compared with other income of $308,000 for the prior fiscal year. This increase in other income was mainly due to a gain of $507,000 on the disposal of fixed assets and income of $88,000 from the sale of materials and others during the year ended March 31, 2015, as compared to a reversal of provisions of $53,000 for doubtful receivables, a loss of $66,000 on disposal of fixed assets, write-off of long term accounts payables of $57,000 and other income of $54,000 during last fiscal year.

Operating Loss - Operating loss was $5,154,000 for the year ended March 31, 2015, as compared to operating loss of $7,245,000 in prior fiscal year.

On a segment basis, the operating loss in the plastic segment was $2,453,000 in the year ended March 31, 2015, as compared to an operating loss of $4,832,000 in fiscal 2014.   The decrease in operating loss in the plastic segment was mainly due to an increase in gross margin and a decrease in SG&A expense as a percentage of net sales.

The electronic and metallic segment reported an operating loss of $2,701,000 in the year ended March 31, 2015, compared to an operating loss of $2,413,000 in fiscal 2014.  The increase in operating loss was largely due to a decrease in turnover as described above.

Non-operating income – Non-operating income for the year ended March 31, 2015 was $2,554,000, as compared to non-operating income of $379,000 in last fiscal year.  This was primarily due to an  increase of $1,810,000 in unrealized gain on the revaluation of marketable securities as compared to fiscal 2014.

Income Taxes – Income tax for the year ended March 31, 2015 represented an income tax expense of $94,000 and a deferred tax provision of $114,000, as compared to an income tax expense of $344,000 and a deferred tax provision of $280,000 in last fiscal year.

On a segment basis, there was income tax expense of $51,000 and a deferred tax provision of $114,000 in the plastic segment for the year ended March 31, 2015, as compared to income tax expense of $53,000 and a deferred tax provision of $85,000 during the last fiscal year.  The income tax of the electronic and metallic segment was comprised of income tax expense of $43,000 for the year ended March 31, 2015, as compared to income tax expense of $291,000 and a deferred tax provision of $195,000 in fiscal 2014.

Net Loss – The Company had a net loss of $2,808,000 for the year ended March 31, 2015, as compared to a net loss of $7,490,000 for the year ended March 31, 2014.   The decrease in net loss was mainly the result of increases in gross margin and non-operating income as described above.

Net loss for the plastic segment for the year ended March 31, 2015 totaled $502,000, as compared to a net loss of $4,656,000 for fiscal 2014.  The decrease in net loss in the plastic segment was mainly the result of increases in gross margin and non-operating income as well as an decrease in SG&A expense as a percentage of net sales as described above.

Net loss for the electronic and metallic segment for the year ended March 31, 2015 was $2,306,000, compared to net loss of $2,834,000 for fiscal 2014.  The decrease in net loss of the electronic and metallic segment was mainly attributable to a decrease in SG&A and an increase in other income as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of March 31, 2015, the Company had working capital of $45,864,000 as compared to $50,868,000 at March 31, 2014.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of March 31, 2015.

As of March 31, 2015, the Company had cash and cash equivalents of $14,325,000, as compared to $23,278,000 at March 31, 2014.  During the year ended March 31, 2015, net cash used in operating activities was $2,370,000.  Net cash used in investing activities was $3,612,000, mainly accounted for by a $4,445,000 increase in purchase of marketable securities, an increase of $1,601,000 in time deposits over twelve months and $890,000 in the purchase of fixed assets, offsetting proceeds of $976,000 from the disposal of fixed assets and decrease in fixed deposits maturing over three months of $1,347,000 during the year ended March 31, 2015.   Net cash used in financing activities was comprised mainly of $2,971,000 in payment for dividends in the year ended March 31, 2015.

As of March 31, 2015, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 22, 2015